                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007
                 -----------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                 -----------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on February 6, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  February 6, 2007
                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD ANNOUNCES EXPECTED REVENUE GROWTH OF
                       APPROXIMATELY 15% FOR FISCAL 2006

          GOLD FROST SUBSIDIARY ANTICIPATES STRONG FISCAL 2006 RESULTS

YAVNE, ISRAEL - FEBRUARY 6, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it expects to report approximately 15% revenue growth for fiscal 2006 over fiscal 2005 results.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Our growth continues to be driven by new product innovation. We launched several new dairy offerings in late 2006 and have expanded our lines of candies and snacks. Our goal is to capitalize on international demand for these goods by increasing our operations in key markets such as the U.S. and Europe."

The Company recently announced the acquisition of Laish Israeli Food Products
Ltd., a U.S. importer and distributor of kosher food products. Mr. Williger noted that the deal significantly strengthens Willi-Food's presence in the U.S.
market and positions the Company to establish local and national retailer relationships in the United States.

Willi-Food's wholly-owned subsidiary, Gold Frost Ltd. (LSE:GLF.L), announced anticipated revenues of $10.7 million and anticipated net profit before tax of
$3.4 million for fiscal 2006, increases of 30% and 55%, respectively over 2005 results. Mr. Williger stated, "The performance of our Gold Frost subsidiary is reflective of increasing demand for our products. Gold Frost is engaged in designing, developing and distributing frozen and chilled food and dairy products."

Willi-Food expects to publish its financial results for fiscal 2006 in late
March 2007. The Company will host an earnings conference call at that time.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

NOTE: THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E OF THE
US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR PROVISIONS
OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WE HAVE BASED THESE
FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT
FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS,
UNCERTAINTIES AND ASSUMPTIONS ABOUT G. WILLI-FOOD.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS OR EXPECTED RESULTS OF FINANCIAL 2006 ARE FORWARD-LOOKING
STATEMENTS.

BECAUSE THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY
DIFFER MATERIALLY FROM THE RESULTS CURRENTLY ANTICIPATED. THESE RISKS AND
UNCERTAINTIES INCLUDIE SUCH FACTORS, AMONG OTHERS, AS MARKET ACCEPTANCE OF OUR
FOOD PRODUCTS, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com